4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412
Fax: 204-488-9823

MEDICURE ANNOUNCES THIRD QUARTER FISCAL 2007 FINANCIAL RESULTS

WINNIPEG, Manitoba – (April 12, 2007) Medicure Inc. (TSX:MPH Amex:MCU), a cardiovascular focused biopharmaceutical company, today reported the results of operations for the three and nine month periods ended February 28, 2007. All amounts referenced herein are in Canadian dollars unless otherwise noted. At the close of business on February 28, 2007, the exchange rate was CAD$1.00 = US$0.8548.

MEND-CABG II Update:
In its third quarter, Medicure continued to make significant progress with the MEND-CABG II study. This single confirmatory Phase 3 study for registration is evaluating the cardioprotective effects of the Company’s FDA-Fast Tracked product MC-1 in patients undergoing coronary artery bypass graft (CABG) surgery.

“Enrollment is on track to meet our guidance for a November 2007 completion,“ stated Medicure’s President and CEO, Albert D. Friesen, PhD. “Momentum is building at the trial sites throughout North America and Europe. We believe the current pace of enrollment is indicative of the investigators’ enthusiasm for a novel cardioprotective drug that reduces risk for their bypass patients.”

The double-blind, randomized, placebo-controlled clinical trial is enrolling up to 3,000 patients at approximately 120 cardiac surgical centers throughout North America and Europe.

During the quarter, Medicure completed a Special Protocol Assessment (SPA) with the FDA for the Phase 3 MEND-CABG II study. The SPA provides official support from the FDA that the Phase 3 protocol is appropriately designed to form the basis of a New Drug Application (NDA) submission. Furthermore, this agreement provides Medicure with a well defined pathway towards regulatory approval for MC-1.

Corporate Update:
Net sales for AGGRASTAT® for the third quarter were $2,522,000, representing a 78% increase over the previous quarter sales of $1,419,000.

“We are encouraged that our team was able to deliver quarter-over-quarter revenue growth,” stated Dr. Friesen. “We have invested in re-vitalizing relationships with key opinion leaders, individual hospital accounts, hospital group purchasing organizations and the wholesaler distribution network in order to solidify the product’s revenue base. Going forward, the Company’s growth strategy for AGGRASTAT® is to leverage clinical guidelines and key opinion leader relationships, and to create awareness of the clinical and cost benefits associated with the use of AGGRASTAT® to the medical community.”

AGGRASTAT® is a GP IIb/IIIa inhibitor indicated for the treatment of acute coronary syndrome. Medicure holds the U.S. rights to sell AGGRASTAT®. Merck & Co., Inc. own the license for the rest of the world.

The Company also closed a US$25.9 million private placement led by Deutsche Bank Securities Inc. and including A.G. Edwards & Sons, Inc. and Montgomery & Co., LLC. A total of 19.9 million common shares were issued in the private placement at a price of US$1.30, together with warrants, to purchase 3.98 million additional common shares.

Financial Results:
Net product sales for the three month period ending February 28, 2007 totaled $2,522,000 compared to $nil for the same period in fiscal 2006. Net product sales for the nine month period to date were $4,221,000 compared to $nil in the same period last year. The increase in net sales for fiscal 2007 as compared to the same period in fiscal 2006 was due to product sales from the Company’s first commercial product AGGRASTAT®, which was acquired on August 8, 2006. Net product sales for the quarter ended February 28, 2007 increased significantly over the prior fiscal quarter.

Cost of goods sold for the three month period ending February 28, 2007 totaled $177,000 compared to $nil for the same period in fiscal 2006. Cost of goods sold for the nine month period to date were $240,000 compared to $nil in the same period last year. Cost of goods sold represents product costs associated with AGGRASTAT® and royalties due to Merck & Co., Inc. based on net sales of AGGRASTAT®.

Research and development expenditures for the third quarter of fiscal 2007 were $6,518,000 as compared to $1,881,000 for the same quarter in fiscal 2006. Research and development expenditures were higher in the three and nine month periods ended February 28, 2007 as compared to the same period in fiscal 2006, due primarily to the Phase 3 MEND-CABG II study and the increasing enrollment rate and the resulting clinical activities. Research and development for the nine month period to date were $13,119,000 compared to $8,188,000 for the same period last year.

Selling, general and administrative expenditures for the third quarter of fiscal 2007 totaled $3,425,000, compared to $861,000 for the same quarter in fiscal 2006. Selling, general and administrative expenditures increased during the three month period ended February 28, 2007 as compared to the same period in fiscal 2006 primarily due to costs associated with AGGRASTAT®, which totaled

$2,180,000 and included field selling expenses and product promotion costs, which were not incurred in the previous year. The other less significant factors were increased business development activities and stock-based compensation expense. Selling, general and administrative expenditures for the nine month period to date totaled $7,243,000, compared to $2,035,000 for the same period in fiscal 2006.

As a result of the above noted items, the financial results for the three month period ended February 28, 2007 include a consolidated net loss from operations of $8,365,000 or $0.08 per share, compared to $2,718,000 or $0.04 per share for the three-month period ended February 28, 2006. The nine month year-to-date loss for fiscal 2007 was $17,704,000 or $0.18 per share, compared to $10,128,000 or $0.14 per share for the nine month period ended February 28, 2006.

At February 28, 2007, the Company had cash and cash equivalents totaling $43,423,000 as compared to $34,920,000 as of May 31, 2006. During the quarter ended February 28, 2007, the Company strengthened its cash position when it closed a private placement raising total gross proceeds of US$25,900,000. A total of 19,923,044 common shares were issued in the private placement at a price of US$1.30, together with warrants, to purchase 3,984,608 additional common shares.

An expanded version of Management’s Discussion and Analysis and the financial statements for the three and nine month periods ended February 28, 2007 is accessible on Medicure's website at www.medicure.com.

Notification of Conference Call:

Medicure has scheduled a conference call and webcast to review its results of operations for the quarter ended February 28, 2007.

Date:	Thursday, April 12, 2007
Time:	8:30 AM Eastern Time
Telephone:	1-800-769-8320 or 1-416-695-6120
Webcast:	Available at the Medicure website at www.medicure.com

Archive of Conference Call:
Telephone:	1-888-509-0081 or 1-416-695-5275
Passcode:	642873
Webcast:	Available at the Medicure website at www.medicure.com
Expires:	April 26, 2007

About Medicure Inc.

Medicure is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. The Company's solid position in this field is highlighted by the following:

  Two drugs, MC-1 & MC-4232, in late stage clinical development
  Four positive Phase II trials completed with MC-1
  FDA Fast Track designation for MC-1
  U.S. rights to AGGRASTAT® (tirofiban)
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2006.

For more information, please contact:
Derek Reimer	Adam Peeler
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com